

By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004



8th February, 2005.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 7th February 2005, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 8th February 2005, confirming that M&G Investment Managers Ltd has notified the Company that Prudential plc and certain of its subsidiary companies have increased their interests in EMI Group plc Ordinary Shares of 14p each to 39,975,644 shares, being 5.062% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.



VIA PR NEWSWIRE DISCLOSE

ER 05/08

Company Announcements Office,
London Stock Exchange.

8th February, 2005.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by M&G Investment Management Ltd, in a letter dated and received by fax on 8th February 2005, that Prudential plc and certain of its subsidiary companies have increased their holding in EMI Group plc Ordinary Shares of 14p each and, as at 7th February 2005, had an interest in 39,975,644 shares, being 5.062% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231